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EXHIBIT 7:  PRESS RELEASE

FOR IMMEDIATE RELEASE
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FOR:  RAWSON-KOENIG, INC.                     CONTACT:  Les Horvath
      2301 Central Parkway                              Controller
      Houston, Texas  77092                             (713) 688-4414

                              RAWSON-KOENIG, INC.
                             ANNOUNCES TENDER OFFER
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     Houston, Texas, June 4, 1997 - Rawson-Koenig, Inc. (Nasdaq SmallCap Market
Symbol: RAKO) announced today that its Board of Directors had approved a tender offer by the Company to acquire all of the issued and outstanding shares of common stock of the Company not owned by the Rawson Family, which currently owns approximately 60% of the issued and outstanding shares.

     The offer price is $2.15 net per share to sellers in cash. On June 3, 1997, the last full trading day prior to the announcement of the tender offer, the last sales price per share was $1.875. The Company will pay all fees and expenses of the tender offer, and tendering sellers will not be required to pay any brokerage fees or commissions.

     The tender offer was approved by the Company's independent directors as well as by its full board of directors. It is intended that the tender offer will be commenced at the earliest practicable time following reviews of the necessary documentation by the Securities and Exchange Commission.

     The tender offer will be immediately followed by a 1 for 100 reverse stock split, which will result in all remaining odd-lot shareholders (i.e., shareholders owning less than 100 shares) receiving $2.15 net per share in cash for each share held prior to the reverse split.

     All remaining shares, if any, not purchased in the tender offer or the reverse stock split, will be converted into the right to receive $2.15 net per share (as adjusted for the reverse stock split) in a merger to be consummated as soon as practicable after the tender offer.

     Thomas C. Rawson, Chief Executive Officer of the Company, commented: "This transaction will give our shareholders, many of whom own very small amounts of stock, the opportunity to sell their shares at a substantial premium over historical market prices and at the same time avoid the fees and commissions of brokers."

     Headquartered in Houston, Texas, Rawson-Koenig, Inc. manufactures truck service bodies, truck tool boxes, winches, and truck-mounted cranes.